Exhibit (e)(1)

Excerpts from the HGS Definitive Proxy Statement on Schedule 14A

Excerpts from Human Genome Sciences, Inc. Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on March 30, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the ownership of our common stock as of March 8, 2012, unless otherwise indicated, by (1) all stockholders known by us to beneficially own more than 5% of our outstanding common stock, (2) each of the directors and nominees for director, (3) each named executive officer listed in the Summary Compensation Table and (4) all of our directors and current executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Owned		Percent Owned
5% or Greater Holders
T. Rowe Price Associates, Inc.	27,857,423	(2)	14.0	%(2)
100 E. Pratt Street
Baltimore, Maryland 21202
FMR LLC	27,279,905	(3)	13.7	%(3)
82 Devonshire Street
Boston, Massachusetts 02109
The TCW Group, Inc.	13,657,469	(4)	6.9	%(4)
865 South Figueroa Street
Los Angeles, California 90017
Capital Research Global Investors	11,745,800	(5)	5.9	%(5)
333 South Hope Street
Los Angeles, California 90071
Taube Hodson Stonex Partners LLP	10,237,263	(6)	5.1	%(6)
Cassini House 1st Floor
57-59 St. James's Street
London, SW1A 1LD England

Non-Employee Directors and Nominees
Allan Baxter, Ph.D.	7,645	(7)	*
Richard J. Danzig	150,456	(8)	*
Colin Goddard, Ph.D.	22,572	(9)	*
Maxine Gowen, Ph.D.	96,620	(10)	*
Tuan Ha-Ngoc	119,712	(11)	*
A. N. “Jerry” Karabelas, Ph.D.	159,050	(12)	*
John L. LaMattina, Ph.D.	86,956	(13)	*
Augustine Lawlor	181,357	(14)	*
George J. Morrow	24,761	(15)	*
Gregory Norden	18,651	(16)	*
Robert C. Young, M.D.	130,978	(17)	*

Named Executive Officers
H. Thomas Watkins	3,369,083	(18)	1.7%
David P. Southwell	266,556	(19)	*
James H. Davis, Ph.D., J.D.	878,517	(20)	*
Barry A. Labinger	720,092	(21)	*
David C. Stump, M.D.	942,987	(22)	*
All directors and current executive officers as a group (19 persons)	7,905,404	(23)	3.8%

*	Percentage is less than 1% of the total number of outstanding shares of our common stock.
(1)	Except as otherwise indicated, each party has sole voting and investment power over the shares beneficially owned.
(2)	As reported on Schedule 13G/A filed on February 10, 2012 by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates is deemed to be a beneficial owner of such securities, however, T. Rowe Price Associates expressly disclaims that it is the beneficial owner of such securities.
(3)	As reported on Schedule 13G/A filed on February 14, 2012 by FMR LLC and Edward C. Johnson 3d, Chairman and principal shareholder of FMR, the shares are beneficially owned by Fidelity Management & Research Company as an investment adviser to various investment companies and Fidelity Growth Company Fund, with Mr. Johnson, FMR and the various investment companies each having the sole power to dispose of such shares and the various investment companies’ boards of trustees having the sole power to vote or direct the vote of such shares. Fidelity Management & Research Company and Fidelity Growth Company Fund are wholly-owned subsidiaries of FMR.
(4)	As reported on Schedule 13G filed on February 9, 2012 by The TCW Group, Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, The TCW Group, Inc. is deemed to be a beneficial owner of such securities, however, The TCW Group, Inc. expressly disclaims any beneficial interest in such securities. The ultimate parent company of The TCW Group, Inc. is Societe Generale, S.A., a corporation formed under the laws of France. The principal business of Societe Generale, S.A. is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including The TCW Group, Inc. Societe Generale, S.A. disclaims beneficial ownership of shares beneficially owned by The TCW Group, Inc.
(5)	As reported on Schedule 13G filed on February 9, 2012 by Capital Research Global Investors, a division of Capital Research and Management Company. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research Global Investors is deemed to be a beneficial owner of such securities, however, Capital Research Global Investors expressly disclaims any beneficial interest in such securities.
(6)	As reported on Schedule 13G filed on March 12, 2012 by Taube Hodson Stonex Partners, LLP.
(7)	Includes 7,645 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 17,355 shares of common stock issuable upon exercise of options that are not exercisable within 60 days.
(8)	Includes 143,122 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 16,878 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(9)	Includes 16,012 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 24,988 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(10)	Includes 72,122 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 13,177 shares of common stock issuable pursuant to deferred stock units if the director ceases to serve as a member of the Board of Directors. Does not include 16,878 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(11)

Includes 104,122 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 16,878 shares issuable upon exercise of options that are not exercisable within

60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(12)	Includes 143,122 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 16,878 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(13)	Includes 44,113 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 16,878 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(14)	Includes 143,122 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 16,878 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(15)	Includes 13,927 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,073 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(16)	Includes 15,317 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 25,683 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(17)	Includes 98,292 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 18,852 shares of common stock issuable pursuant to deferred stock units if the director ceases to serve as a member of the Board of Directors. Does not include 16,878 shares issuable upon exercise of options that are not exercisable within 60 days. Includes 834 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 1,666 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(18)	Includes 3,203,008 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Also includes 40,000 shares held jointly by Mr. Watkins and his wife, as to which Mr. Watkins shares investment and voting power, and 66,000 shares of common stock held by Mr. Watkins’s children, as to which Mr. Watkins disclaims beneficial ownership. Does not include 621,992 shares of common stock issuable upon exercise of options that are not exercisable within 60 days.
(19)	Includes 175,721 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 219,279 shares of common stock issuable upon exercise of options that are not exercisable within 60 days.
(20)	Includes 789,778 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 186,599 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Dr. Davis shares voting and investment power with respect to 88,739 shares of common stock with his wife.
(21)	Includes 701,730 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 186,599 shares issuable upon exercise of options that are not exercisable within 60 days.
(22)	Includes 923,411 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 186,599 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Dr. Stump shares voting and investment power with respect to 19,576 shares of common stock with his wife as trustees of the Stump Family Trust.

(23)	Includes 7,242,249 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 32,029 shares of common stock issuable pursuant to deferred stock units if participating directors cease to serve as members of the Board of Directors. Does not include 2,067,904 shares issuable upon exercise of options that are not exercisable within 60 days. Includes 18,507 shares issuable upon vesting of restricted stock units that are issuable within 60 days. Does not include 42,994 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.

TRANSACTIONS WITH RELATED PERSONS

It is the responsibility of our Audit Committee to review all transactions or arrangements between our company and any of our directors, officers, principal shareholders or any of their respective affiliates, associates or related parties.

We have entered into an indemnification agreement with each of our directors and executive officers. This form of indemnification agreement, and our certificate of incorporation and by-laws, require us to indemnify and advance expenses to these persons to the full extent permitted by Delaware law. We also intend to enter into an indemnification agreement with each of our future directors and executive officers.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation paid during the last fiscal year to each individual who served as a director at any time during the fiscal year:

Name	Fees Earned or Paid in Cash(1)($)	Stock Awards(2)($)	Option Awards(3)($)	Total ($)
Allan Baxter, Ph.D(4)	15,875	—	381,995	397,870
Richard J. Danzig	73,250	68,775	244,477	386,502
Jürgen Drews, M.D(5)	34,375	—	—	34,376
Colin Goddard, Ph.D	38,000	68,775	244,477	351,252
Maxine Gowen, Ph.D.	52,500	68,775	244,477	365,752
Tuan Ha-Ngoc	77,000	68,775	244,477	390,252
A.N. “Jerry” Karabelas, Ph.D.	132,000	68,775	244,477	445,252
John L. LaMattina, Ph.D.	68,250	68,775	244,477	381,502
Augustine Lawlor	83,750	68,775	244,477	397,002
George Morrow (6)	24,875	68,775	638,254	731,904
Gregory Norden (7)	32,500	68,775	596,527	697,802
Robert C. Young, M.D.	57,000	68,775	244,477	370,252

(1)	A portion of director’s fees may be paid in shares or units at the election of the director. In 2011, Dr. Drews, Mr. Karabelas, Mr. Ha-Ngoc, and Mr. Lawlor elected to receive some portion of their fees in shares or units.
(2)	Reflects fair market value of shares of common stock and restricted stock units as of the date of grant under the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan, as described below. The aggregate number of stock awards (consisting of restricted common stock and/or restricted or fully vested stock units) outstanding as of December 31, 2011 for Mr. Danzig was 2,500, Dr. Goddard was 2,500, Dr. Gowen was 2,500, Mr. Ha-Ngoc was 2,500, Dr. Karabelas was 2,500, Dr. LaMattina was 2,500, Mr. Lawlor was 2,500, Mr. Morrow was 2,500, Mr. Norden was 2,500 and Dr. Young was 2,500. Drs. Baxter and Drews had no outstanding stock awards as of December 31, 2011.
(3)

Reflects the aggregate grant date fair value of option awards granted during the last fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. The aggregate number of option awards outstanding as of December 31, 2011 for Dr. Baxter was 25,000, Mr. Danzig was 160,000, Dr. Goddard was 41,000, Dr. Gowen was 89,000, Mr. Ha-Ngoc was 121,000, Dr. Karabelas was 208,000, Dr. LaMattina was 60,991, Mr. Lawlor was 160,000, Mr. Morrow was 41,000, Mr. Norden was 41,000 and Dr. Young was 115,170. Dr. Drews had no outstanding option awards as of December 31, 2011.
(4)	Dr. Baxter was appointed to the Board of Directors in May 2011.
(5)	Dr. Drews ceased being a member of the Board of Directors in May 2011.
(6)	Mr. Morrow was elected to the Board of Directors in May 2011.
(7)	Mr. Norden was elected to the Board of Directors in May 2011.

Each director who is not an employee is eligible to receive a director’s fee of $30,000 per year and a fee ranging from $750 to $2,000 for participation in each meeting of the Board of Directors or meeting of a committee of the Board of Directors. The Chairman of the Board is entitled to an additional director fee at a rate of $60,000 per year. The chairman of the Audit Committee is entitled to an additional director fee at a rate of $13,000 per year, which was increased from a rate of $10,000 per year effective March 1, 2011, with each member of the Audit Committee other than the chair receiving an additional fee of $5,000. The chairmen of the Nominating and Governance Committee, Compensation Committee and Finance Committee are entitled to an additional director fee of $8,000 per year, which was increased from a rate of $5,000 per year effective March 1, 2011, with each member of these committees other than the chairs receiving an additional fee of $3,000. All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors. Directors who are also employees receive no compensation for their services to us as directors.

Each non-employee director is entitled to receive an automatic grant of an option to purchase 25,000 shares of common stock on the date that such non-employee director is first elected or appointed. Each non-employee director is entitled to receive an automatic grant of an option to purchase 16,000 shares of common stock and 2,500 restricted stock units on the day immediately following the date of each annual meeting of stockholders.

In January 2007, the Board of Directors adopted the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan. The plan enables non-employee directors to elect to receive shares of our common stock in lieu of cash fees otherwise payable to such directors for their services on the Board of Directors. Under the plan, directors may receive fully vested shares of common stock or elect to have fully vested stock units credited to an account. Stock units credited to a director’s account will be settled in shares of common stock when the director ceases to serve on the Board of Directors. The number of shares of common stock or stock units will be based on the fair market value of our common stock on the date the cash fees are otherwise payable to the director.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors is responsible for the determination of fair, reasonable, and competitive compensation for our executive officers. The individuals who served as our President and Chief Executive Officer and Chief Financial Officer during fiscal 2011, as well as the other individuals included in the Summary Compensation Table, are referred to throughout this proxy statement as the “named executive officers” and together with the other executives of the Management Committee as the “executive officers.”

Our named executive officers for fiscal 2011 are:

•	H. Thomas Watkins, our President and Chief Executive Officer, who joined the Company in November 2004;

•	David P. Southwell, our Executive Vice President and Chief Financial Officer, who joined the Company in March 2010;

•	James H Davis, Ph.D., J.D., our Executive Vice President, General Counsel and Secretary, a position he has held since December 2003;

•	Barry A. Labinger, our Executive Vice President and Chief Commercial Officer, has served with us in this capacity since August 2005; and

•	David C. Stump, M.D., our Executive Vice President, Research and Development, a position he has held since December 2003.

This compensation discussion and analysis is intended to help you understand the detailed information provided in the Summary Compensation Table and related tables in this proxy statement and to put that information into the context of our overall compensation program.

Executive Summary

At the annual stockholders meeting in 2011, our stockholders were provided an opportunity to vote to approve, on a nonbinding, advisory basis, the executive compensation of our named executive officers for fiscal 2010 as disclosed in the proxy statement for that meeting. The stockholders overwhelmingly approved our fiscal 2010 executive compensation, as reflected by approximately 96% of the votes having been cast in favor of the proposal. Our Compensation Committee considered the outcome of that advisory vote to be an endorsement of the committee’s compensation philosophy and implementation. As such, in making its decisions regarding executive compensation for fiscal 2011, the Compensation Committee chose to retain the 2010 structure of the executive compensation program while making quantitative adjustments to reflect the performance of the Company and our executive officers in 2011.

Our goal with respect to executive compensation is to provide a comprehensive package that is sufficient to attract, motivate and retain executives of outstanding ability, performance and potential. The Compensation Committee seeks to establish and maintain an appropriate relationship between executive compensation and the creation of stockholder value. The Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives, and provides incentives for retention. The Compensation Committee seeks a compensation program that is internally consistent and believes that pay differences among jobs should be commensurate with differences in the levels of responsibility between the President and Chief Executive Officer and the other named executive officers.

In making compensation decisions to recognize 2011 performance, the Compensation Committee took into account the fact that, while some significant corporate goals were achieved, other important goals were not fully met. Obtaining regulatory approval of BENLYSTA in both the United States and Europe was achieved, and this approval provides a platform for the future growth of the Company. In addition, progress was made in advancing the post-approval studies and new indications for BENLYSTA, expanding the Company’s pipeline and commercially launching BENLYSTA in the United States and Europe. However, goals related to the commercial sales of BENLYSTA and the Company’s net cash burn for the year were not met. The lower than expected sales trajectory of BENLYSTA had a direct adverse impact on achievement of these two corporate goals. The Compensation Committee continues to believe strongly in the potential of BENLYSTA and the ability of this team of executive officers to deliver on that potential, but also felt that it was appropriate to reflect the shortcomings of 2011 corporate performance in their compensation decisions. For this reason, they determined that the overall 2011 bonus pool for executive officers should be funded at 50% of target, with our President and Chief Executive Officer and our Chief Commercial Officer receiving 33.8% and 30.0%, respectively. Additionally, the Compensation Committee determined that members of the Management Committee would not be eligible for salary increases this year.

Compensation Philosophy

The three tools used for executive officer compensation in fiscal 2011 were base salary, cash incentive awards and stock incentive awards. The Compensation Committee believes that these components of compensation enable the Company to retain and motivate its employees.

Base Salary

The Compensation Committee’s philosophy is to maintain executive base salaries at a competitive level sufficient to recruit and retain individuals possessing the skills and capabilities necessary to achieve our goals over the long term. When determining an executive officer’s base salary, the Compensation Committee considers a variety of factors that include the executive’s value to us, the executive’s knowledge, experience, accomplishments and responsibilities, and market compensation levels for individuals with similar credentials in similar companies. The Compensation Committee may, considering the advice of our management, change the salary of an executive on the basis of its judgment for any reason, including our Company’s performance or that of the executive, changes in responsibility and changes in the market for individuals with similar credentials.

Cash Incentive Awards

The purpose of the cash incentive award program for our named executive officers is to motivate and reward the achievement of specific preset goals. The President and Chief Executive Officer and other members of the Management Committee have three sets of goals for each year: 1) Corporate Goals, which are agreed upon in advance with the Board of Directors and are outlined in this proxy statement, 2) Shared Management Goals, which are more granular than the Corporate Goals, and which foster joint accountability for the priorities that enable achievement of our Corporate Goals, and 3) Individual Goals, which are specific to the function that the executive officer manages (the President and Chief Executive Officer does not have Individual Goals).

In the first quarter of each year, our President and Chief Executive Officer and our Senior Vice President, Human Resources meet with the Compensation Committee to conduct the Performance and Compensation Review. In this review, achievement of preset goals for each executive officer is presented to and discussed with the Compensation Committee of the Board of Directors by the President and Chief Executive Officer. Based on this discussion, the Compensation Committee then determines the percent completion of the Shared Management Goals and Individual Goals (the assessment of the Corporate Goals has been accomplished in a prior meeting.). Once all goals have been assessed, a cash incentive award is determined for each executive officer. The Senior Vice President, Human Resources is excused for the portion of the discussion that addresses her goal achievement and cash incentive award. The Compensation Committee meets in executive session without the President and Chief Executive Officer to assess his performance based on his achievement of the preset goals, other accomplishments, and overall contribution to the Company’s performance. Based upon these factors, the Compensation Committee determines the cash incentive award for our President and Chief Executive Officer.

Stock Incentive Awards

Stock incentive awards are a fundamental element in our executive compensation program because they emphasize our long-term performance and better align stockholder and management interests. In addition, stock incentives are an effective retention tool and an important part of a competitive compensation program.

Setting Executive Compensation

The process of determining compensation in 2011 for the named executive officers began with a presentation of the competitive data to the Compensation Committee in January 2011. Towers Watson provided the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions.

In consultation with Towers Watson and Company management, the Compensation Committee chose twelve peer biopharmaceutical companies for 2011. The peer company group was based on industry, stage of development, business strategy, competition for talent and size (revenue and market capitalization).

The companies comprising our peer group for fiscal 2011 were:

Alexion Pharmaceuticals	Celgene	Regeneron Pharmaceuticals
Amylin Pharmaceuticals	Cephalon	Seattle Genetics
Biogen Idec	Dendreon	United Therapeutics
BioMarin Pharmaceuticals	Onyx Pharmaceuticals	Vertex Pharmaceuticals

Towers Watson’s analyses included the following data collected from the proxy statements of the peer group companies: (1) base salary, target and actual bonus; (2) total cash compensation made up of base salary plus actual bonus; and (3) total direct compensation consisting of base salary, target bonus and expected value of long-term incentives, which included the Black-Scholes value of stock options.

As further validation for the market competitiveness of our compensation programs and to supplement insufficient proxy data for two named executive officer positions, we also review annually the executive pay practices of other similarly situated companies as reported in industry surveys and reports from compensation consulting firms. These surveys are specific to the biopharmaceutical and biotech sector, and we request select (or custom) data cuts of these surveys so that the compensation information reflects the practices of companies that are similar to us.

In the competitive data presented to the Compensation Committee by Towers Watson, each compensation element for the named executive officers was shown as a percentage of the market median, relative to the proxy data from peer companies and the survey data. In general, the Compensation Committee targets the 40th — 60th percentile on total direct compensation. For certain named executive officers, the Compensation Committee may deem it appropriate that their compensation exceed the 40th — 60th percentile of the competitive data due to, among other factors, their extensive experience, the individual’s scope of responsibility, accountability and impact on our operations, and the impact their departure might have on our performance.

The Compensation Committee reviewed the analysis from Towers Watson and held a meeting with our President and Chief Executive Officer and our Senior Vice President, Human Resources on February 9, 2011, at which the performance of each named executive officer was discussed. Based upon the analysis provided by Towers Watson in combination with these individual performance assessments, the Compensation Committee determined each named executive officer’s new base salary, cash incentive award for the prior year’s performance and stock incentive award.

Compensation Elements

The named executive officers’ compensation structure consists of base salary, cash incentive awards and stock incentive awards. A significant percentage of total direct compensation is allocated to stock incentive awards due to the built-in alignment of management and shareholder interests that stock incentive awards promote. There is no pre-established policy or target for the allocation between cash and stock incentive compensation. Rather, the Compensation Committee reviews information provided by Towers Watson to determine the appropriate level and mix of incentive compensation.

Base Salary

The Compensation Committee reviews salary levels annually as part of the Company’s performance review process. The Compensation Committee also reviews salary upon promotion or other change in an executive’s job responsibility. The Compensation Committee reviews competitive and performance data in order to make compensation decisions that will maintain a competitive standing for each executive officer, but not place them outside a reasonable range of compensation paid to peers in the industry. The Compensation Committee establishes salaries based on a review of the competitive data, consideration of individual performance, compensation relative to other named executive officers and the importance to stockholders of that person’s continued service.

Towers Watson found that the salaries of our executive officers were generally aligned with the market 50th percentile (they were 108% of the market median, on average.) In 2011, named executive officers received salary increases in the range of 2.02% -2.78%, with the exception of our Executive Vice President, General Counsel & Secretary, who received a salary increase of 5.5%. The larger increase for our Executive Vice President, General Counsel & Secretary recognized that this individual performs a larger role than his peers in other companies; at HGS this position is also responsible for the Information Technology, Corporate Security, and Environmental Health and Safety functions.

Executive Officer	Base Salary as of Year End 2010	Q1 2011 Salary Increase	Base Salary as of Year End 2011	Q1 2012 Salary Increase	Base Salary as of April 2012
H. Thomas Watkins	$720,000	2.78%	$740,000	0.00%	$740,000
David C. Stump	$495,000	2.02%	$505,000	0.00%	$505,000
Barry A. Labinger	$490,000	2.04%	$500,000	0.00%	$500,000
James H. Davis	$455,000	5.50%	$480,000	0.00%	$480,000
David P. Southwell	$440,000	2.27%	$450,000	0.00%	$450,000

Cash Incentive Awards

Cash incentive awards are determined by the Compensation Committee, with advice from our President and Chief Executive Officer, based upon the Compensation Committee’s assessment of the achievement of our corporate goals for the prior year and the weighting attributed to each corporate goal. In determining cash incentive awards for 2011 performance, the Compensation Committee considered each individual’s performance on individual goals.

Corporate Goals	2011 Performance

Commercializing BENLYSTA (40%)
• FDA approval by March	Achieved
• Launch BENLYSTA in US	Achieved
• Maintain inventory of 12 months BDS and 9 months FDP	Achieved
• Achieve sales plan target	Not Achieved
• Initiate work on required Phase 4 commitments	Achieved
• European approval and first launch in Q3	Achieved

BENLYSTA Life-Cycle (25%)
• First patient in for Phase 3 sub-cutaneous weekly dose by December	Achieved
• Complete toxicology study for sub-cutaneous monthly dose by October	Achieved
• Complete activities for vasculitis Phase 2 study to enable Q1 2012 start	Partially Achieved
• Broaden supply chain (Lonza and GSK sites)	Partially Achieved

Pipeline (15%)
• Continue to advance clinical cancer assets
- Mapatumumab	Achieved
- HGS1029	Program Cancelled
- HGS1036	Achieved
• Increase number of pre-POC candidates and advance current pre-POC assets	Partially Achieved
• Add to pipeline through a business development deal	Achieved

Financials (10%)
• Achieve targeted revenues for raxibacumab	Achieved
• Achieve targeted revenues for CMO work	Not Achieved
• Net operating cash burn of $410 million and year-ending cash of $564 million	Not Achieved

Organization (10%)
• Achieve hiring plans	Achieved
• Continue work to become known as the place where the best talent in the biopharmaceutical industry work	Achieved

Shared Management Goals: These goals are simply an expansion of the Corporate Goals; they provide a more granular look at how the Corporate Goals will be achieved.

Individual Goals (while listing all individual goals for each named executive officer would provide a level of specificity that could put us at a competitive disadvantage, we have included a summary of the goals for each named executive officer):

H. Thomas Watkins, President and CEO

Mr. Watkins does not receive individual goals; his goals are fully represented by the Corporate and Shared Management goals.

David C. Stump, M.D., Executive Vice President, Research and Development

Dr. Stump’s individual goals for 2011 included obtaining FDA approval of BENLYSTA, reaching agreement on post-approval commitments with GSK, specific enrollment goals for clinical trials and goals regarding new drug targets, and multiple goals regarding the enhancement of the infrastructure of Research & Development.

Barry A. Labinger, Executive Vice President and Chief Commercial Officer

Mr. Labinger’s individual goals for 2011 included a net sales goal for BENLYSTA, launching a consumer promotional campaign, building a consumer database of a specified number of SLE patients, conducting a specified number of promotional speaker programs, multiple goals regarding the commercialization of BENLYSTA in Europe, and multiple goals regarding business development opportunities and relationships.

James H. Davis, Ph.D., J.D., Executive Vice President, General Counsel and Secretary

Dr. Davis’ individual goals for 2011 included reaching agreement with GSK on compliance matters regarding the launch of BENLYSTA, complete review of all marketing materials for launch and submission to DDMAC, developing and implementing the IT infrastructure for the BENLYSTA launch in Europe, completing at least one acquisition or in-licensing to increase the HGS pipeline, multiple goals around presenting the strongest case for HGS in ongoing litigation, and multiple goals in the categories of Finance and Organization.

David P. Southwell, Executive Vice President and Chief Financial Officer

Mr. Southwell’s individual goals for 2011 included effectively leading all areas of Finance, achieving a net operating cash burn of $410 million, ending the year with cash consistent with the Corporate Goal, maximizing return on cash balance within established risk parameters, establishing revenue and performance monitoring systems, and multiple goals regarding Investor Relations.

Based upon our 2011 performance in relation to these goals, the Compensation Committee determined that overall 2011 performance for the named executive officers should be rewarded at a level between 30.0% and 52.1% of their cash incentive award targets. While the majority of the Corporate Goals were met, the key goals of achieving the sales plan and the net cash burn for the Company were not met. As expressed in the Executive Summary above, the Compensation Committee felt that it was appropriate to reflect these shortcomings in significantly reduced cash incentive awards.

Executive Officer	Target 2011 Incentive Compensation	Actual 2011 Incentive Compensation Paid	2011 Incentive Compensation Paid as a Percentage of Target
H. Thomas Watkins	$592,000	$200,000	33.8%
David C. Stump	$252,500	$125,000	49.5%
Barry A. Labinger	$250,000	$75,000	30.0%
James H. Davis	$240,000	$125,000	52.1%
David P. Southwell	$225,000	$110,000	48.9%

The cash incentive awards made to the named executive officers are also reported in the Summary Compensation Table on page 15.

Stock Incentive Awards

Stock incentive awards are intended to provide the most meaningful component of executive compensation. They provide compensation in a manner that is related to long-term stockholder value because they are linked to the value of our common stock. Historically, we have relied on stock options and restricted stock units as a means of providing equity incentives for our executives.

In determining the size of a stock incentive award to an executive officer, the Compensation Committee considers Company performance, competitive data, and the individual’s scope of responsibility and continuing performance. Most importantly, since the stock incentive award is meant to be a retention tool, the Compensation Committee considers the importance to stockholders of that person’s continued service.

In 2011, we continued to give our employees a choice between 100% stock options or a mix of stock options and restricted stock units for their stock award. Managers recommend grants in the form of stock options, and we then determine the final stock award based upon the choice that the employee has made. There is an exchange ratio between stock options and restricted stock units, which is determined based on the Black-Scholes valuation method and is revisited on an annual basis. In 2011, the ratio was 2.5 stock options to 1 restricted stock unit. For example, an employee who was recommended to receive 1,000 stock options and had chosen a mix of stock options and restricted stock units would receive half in stock options (500 stock options) and half in restricted stock units (500 divided by 2.5 = 200 restricted stock units). Employees also have the choice of receiving their entire stock award in stock options; in the example above, an employee making that choice would receive 1,000 stock options and no restricted stock units. This program was available to all employees, including our named executive officers. All options are granted with an exercise price equal to the closing price of our common stock on the date of grant and vest over the first four years of the ten-year option term. The restricted stock units also vest over a four year period. When restricted stock units vest, our employees incur a tax obligation. In order to assist our employees with this tax obligation, an appropriate amount of shares are withheld on the vesting date and the tax is paid to the applicable taxing authority on their behalf. Employees thus receive the restricted stock portion of their award net of tax in the form of common stock when it vests. The withheld treasury shares are retired and return to the pool of equity available to grant to employees.

Executive Stock Ownership Guidelines and Rules Governing Stock Activity for All Employees

Effective March 1, 2012, the Board of Directors adopted stock ownership guidelines for executive officers of the company. Each executive officer has three years to accumulate the amount specified. The President and Chief Executive Officer will be required to own shares having a value equal to three times base salary, or a minimum of 225,000 shares; all other executive officers will be required to own shares having a value equal to one times base salary, or a minimum of 45,000 shares. An executive officer will have satisfied the applicable ownership guideline if either the aggregate value requirement or minimum number of shares requirement is met. Compliance with these guidelines will be assessed on the last trading day of the calendar year of required achievement of the guidelines, and each year thereafter. The ownership guidelines will adjust as the executive officer’s base salary changes.

HGS prohibits all employees from the hedging of HGS stock. Specifically, no HGS employee is permitted to trade options for, including “puts” and “calls,” or sell “short”, any securities of the Company.

Key Executive Severance Plan

Our named executive officers, as well as other executive officers identified by the Compensation Committee, participate in our Second Amended and Restated Key Executive Severance Plan (the “Severance Plan”). In the event of a change of control of the Company which results in the termination of a Severance Plan participant, or in the event of the resignation by the participant for good reason as defined in the Severance Plan, we will provide the participant with the following payments and benefits:

1. A lump sum cash payment equal to 1.5 (2.0 for our President and Chief Executive Officer) multiplied by the sum of the participant’s annual salary and the average of the participant’s cash incentive payments for the last three years.

2. Continuation of the participant’s participation in our group medical, dental, life, and disability plans for 18 months (24 months for our President and Chief Executive Officer) after the date of termination.

3. Full vesting of all stock options and restricted stock units.

We do not provide any tax gross-up payment under the Severance Plan. The executive must provide a release of claims against the Company before receiving payment of benefits under the Severance Plan, and the executive must maintain the confidentiality of our information shared with him or her during the course of employment and refrain for twelve months from soliciting our employees to leave the Company. The above is a general description of the Severance Plan. Detailed provisions and limitations are outlined in the Plan document, which is on file with the Securities and Exchange Commission.

Risk Management

In determining the structure of our executive officer compensation program and the appropriate levels of incentive opportunities, the Compensation Committee considers whether the program rewards reasonable risk-taking and whether the incentive opportunities achieve the proper balance between the need to reward employees and the need to protect stockholder returns. While the design of our executive compensation program is primarily performance-based, we do not believe that it encourages excessive risk-taking. The Compensation Committee believes an approach of ongoing and active discussion with management regarding progress on short- and long-term goals enables informed decisions while avoiding the risks sometimes associated with managing short-term results to achieve pre-determined formulaic outcomes. We believe that our compensation program provides officers with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of the Company. Furthermore, the Compensation Committee has the authority to pay executive officers less than the maximum annual cash incentive award amount after assessing the overall contribution and performance of the executive officers, thereby facilitating an appropriate balance between risk and compensation.

Timing of Annual Awards

Salary increases for 2011 were effective on February 12, 2011. In order to assess the performance of a full calendar year, annual awards are distributed in March of the following year. Cash incentive awards for 2011 performance were approved by the Compensation Committee on February 23, 2012 and were paid on March 9, 2012.

In 2007, the Compensation Committee began issuing all annual stock-based awards with an effective date on March 10th of each year. Accordingly, for annual stock-based awards granted in 2012 after evaluating fiscal 2011 performance, the grant date was March 10, 2012. As March 10th was a Saturday, and therefore not a trading day, any stock options granted were priced according to the official closing price of our stock on March 9, 2012. Stock-based awards granted in 2011 after evaluating fiscal 2010 performance were approved by the Compensation Committee on February 23, 2011, with an effective date of March 17, 2011. While our annual stock-based awards are typically granted on March 10th of each year, the Compensation Committee deferred the grant date in 2011 to March 17th in order to disassociate the grant date from the March 10, 2011 target date for Food and Drug Administration approval of BENLYSTA.

Compensation for Newly Hired Executive Officers

When determining compensation for a new executive officer, factors taken into consideration are the individual’s skills, background, and experience, the individual’s potential impact on our short- and long-term success, and competitive data from both the list of peer companies and industry-specific published surveys, and data collected from executive search consultants and prospective candidates during the recruitment process.

In addition, we make a grant of stock options when an executive officer joins the Company and may, at the Compensation Committee’s discretion, also grant restricted stock or restricted stock units upon hire. Options are granted at no less than 100% of the fair market value on the date of grant. In 2011, we hired Craig Parker as our new Senior Vice President, Strategy and Corporate Development and granted him 200,000 stock options on his date of hire.

Chief Executive Officer’s Compensation

Mr. Watkins’ base salary was set at $740,000 for 2011, and he received a grant of 400,000 stock options in 2011. His cash incentive award for 2011 performance was $200,000. The Compensation Committee determined Mr. Watkins’ compensation awards after considering a variety of factors, including Mr. Watkins’ performance against preset goals, his level of responsibility within the Company, industry surveys and the counsel provided by Towers Watson based on the competitive data discussed earlier.

For 2012, Mr. Watkins will not receive an increase in base pay.

Perquisites and Other Personal Benefits

We provide certain named executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our named executive officers.

In 2011, Mr. Watkins received a car allowance and payment of insurance premiums to cover the supplemental disability insurance policy provided to all of our officers.

The remaining named executive officers are eligible for an executive salary continuation plan that is offered to all of our officers and provides an individual disability income policy to cover the loss above the group benefit potential. The individual policy is paid for by the Company. Since it is an individual policy, each executive must apply and qualify on an individual basis. This individual policy belongs to the officer and would transfer with the officer should he or she leave the Company.

Tax Implications

Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and to the three most highly compensated executive officers other than the chief executive officer or chief financial officer. However, certain forms of performance-based compensation are excluded from the $1 million deduction limit if specific requirements are met. It is the policy of the Compensation Committee to periodically evaluate the qualification of compensation for exclusion from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code, as well as other sections of the Code, while maintaining flexibility to take actions with respect to compensation that it deems to be in the interest of the Company and its stockholders which may not qualify for tax deductibility.

So that the Compensation Committee may retain maximum flexibility to structure performance targets based on corporate and individual metrics designed to achieve our various corporate goals, our annual cash incentive compensation award program does not conform to the requirements of Section 162(m). All stock option awards granted to our named executive officers have been structured so that the compensation realized when the stock options are exercised should be treated as performance-based compensation exempt from the deduction limitation of Section 162(m). In contrast, the compensation the named executive officers will realize when any restricted stock or restricted stock units they have received to date vest will not be treated as performance-based and its deductibility by the Company for federal income tax purposes may be limited depending upon the value of our common stock on the vesting date and the amount of other nonperformance-based compensation that the named executive officer receives in that same fiscal year. The Compensation Committee believes that all of the nonperformance based compensation paid to our named executive officers in 2011 should be deductible by the Company for federal income tax purposes, except for the amount of nonperformance-based compensation paid to Mr. Watkins in excess of $1 million.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2011, 2010 and 2009 by our Chief Executive Officer, Chief Financial Officer, and our three other most highly-compensated executive officers:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($)		Total ($)

H. Thomas Watkins	2011	736,923	—	—	6,087,080	200,000	32,320	(7)	7,056,323
President and Chief Executive	2010	716,923	—	—	8,438,175	550,000	150,225	(7)	9,855,323
Officer	2009	700,000	—	—	131,100	1,050,000	30,501	(7)	1,911,601

David P. Southwell (6)	2011	448,462	—	—	1,826,124	110,000	13,672	(8)	2,398,258
Executive Vice President and	2010	330,000	—	—	4,934,958	200,000	163,876	(8)	5,628,834
Chief Financial Officer	2009	—	—	—	—	—	—		—

James H. Davis, Ph.D., J.D.	2011	476,154	—	—	1,826,124	125,000	21,032	(9)	2,448,310
Executive Vice President,	2010	452,692	—	—	2,531,453	225,000	14,230	(9)	3,223,375
General Counsel and Secretary	2009	440,000	—	—	39,330	450,000	14,230	(9)	943,560

Barry A. Labinger	2011	498,462	—	—	1,826,124	75,000	16,722	(10)	2,416,307
Executive Vice President and	2010	488,046	—	—	2,531,453	250,000	9,822	(10)	3,279,321
Chief Commercial Officer	2009	477,300	—	—	39,330	430,000	9,822	(10)	956,452

David C. Stump, M.D.	2011	503,462	—	—	1,826,124	125,000	18,709	(11)	2,473,294
Executive Vice President,	2010	492,692	—	—	2,531,453	245,000	11,809	(11)	3,280,954
Research and Development	2009	479,231	110,000	—	39,330	540,000	11,809	(11)	1,180,370

(1)	Includes amounts earned but deferred at the election of the named executive officer, such as salary deferrals under our 401(k) plan established under Section 401(k) of the Internal Revenue Code.
(2)	Performance-based bonuses are generally paid under our cash bonus program and reported as Non-Equity Incentive Plan Compensation. Except as otherwise noted, amounts reported as Bonus represent discretionary bonuses awarded by the Compensation Committee in addition to any amounts earned under the cash bonus program.
(3)	Reflects the aggregate grant date fair value of stock awards granted during a year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.
(4)	Reflects the aggregate grant date fair value of stock options granted during a year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.
(5)	Represents amounts earned under our annual cash incentive program.
(6)	Mr. Southwell joined the company as Executive Vice President and Chief Financial Officer on March 22, 2010.
(7)	Includes a car allowance of $12,000 and payment of insurance premiums of $9,294 for each year presented. Includes company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively, and reimbursement of commuting expenses of $5,082 for travel to and from Chicago, Illinois for 2009. Includes reimbursement of relocation expenses of $80,000 plus related tax reimbursements of $44,805 in 2010 when Mr. Watkins permanently relocated near the company’s headquarters in Rockville, Maryland.
(8)	Includes payment of insurance premiums of $1,765 and $2,647 for 2010 and 2011, respectively, and company contributions to a 401(k) plan account for the executive of $4,062 and $11,025 for 2010 and 2011, respectively. Includes reimbursement of relocation expenses of $100,421 plus related tax reimbursements of $57,629 in 2010 when Mr. Southwell permanently relocated near the company’s headquarters in Rockville, Maryland.

(9)	Includes payment of insurance premiums of $10,105, $10,105 and $10,007 for 2009, 2010 and 2011, respectively, and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.
(10)	Includes payment of insurance premiums of $5,697 for each year presented and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.
(11)	Includes payment of insurance premiums of $7,684 for each year presented and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to option awards and other plan-based awards granted during the fiscal year ended December 31, 2011 to our named executive officers:

	Grant Date	Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(2) ($)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name			Threshold ($)	Target ($)	Maximum ($)
H. Thomas Watkins	N/A		444,000	592,000	1,480,000
	3/17/2011	2/23/2011				400,000	27.10	6,087,080
David P. Southwell	N/A		168,750	225,000	562,500
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
James H. Davis, Ph.D., J.D	N/A		180,000	240,000	600,000
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
Barry A. Labinger	N/A		187,500	250,000	625,000
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
David C. Stump, M.D	N/A		189,375	252,500	631,250
	3/17/2011	2/23/2011				120,000	27.10	1,826,124

(1)	The amounts reflect the minimum payment level under the cash bonus program which is 75% of the target amount. The maximum amount is 250% of the target amount. The target amount is based on the individual’s current salary and represents 80% of Mr. Watkins’ base salary and 50% of the base salary for Messrs. Southwell and Labinger and Drs. Davis and Stump.
(2)	Options granted under our stock incentive plan have an exercise price equal to the closing price on The NASDAQ Stock Market on the date of grant.
(3)	Reflects the aggregate grant date fair value of stock awards granted during the last fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all unexercised options awarded to our named executive officers as of December 31, 2011:

		Option Awards (1)
Name	Award Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(2) (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
H. Thomas Watkins	11/21/2004	1,250,000	—	10.47	11/21/2014
	3/14/2006	325,000	—	10.89	3/14/2016
	3/10/2007	400,000	—	10.62	3/10/2017
	3/10/2008	468,000	32,000	4.92	3/10/2018
	3/10/2009	343,695	156,305	0.52	3/10/2019
	3/10/2010	196,843	253,157	32.56	3/10/2020
	3/17/2011	74,988	325,012	27.10	3/17/2021

David P. Southwell	3/22/2010	120,311	154,689	31.16	3/22/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

James H. Davis, Ph.D., J.D.	12/10/2003	100,000	—	12.38	12/10/2013
	1/17/2005	100,030	—	12.56	1/17/2015
	3/14/2006	100,000	—	10.89	3/14/2016
	3/10/2007	130,000	—	10.62	3/10/2017
	3/10/2008	140,400	9,600	4.92	3/10/2018
	3/10/2009	94,455	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

Barry A. Labinger	8/15/2005	300,000	—	13.43	8/15/2015
	3/14/2006	37,500	—	10.89	3/14/2016
	7/10/2006	55,194	—	10.11	7/10/2016
	3/10/2007	117,000	—	10.62	3/10/2017
	3/10/2008	39,015	9,600	4.92	3/10/2018
	3/10/2009	28,128	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

David C. Stump, M.D.	12/11/2002	115,000	—	9.35	12/11/2012
	12/10/2003	100,000	—	12.38	12/10/2013
	1/17/2005	115,010	—	12.56	1/17/2015
	3/14/2006	100,000	—	10.89	3/14/2016
	3/10/2007	125,000	—	10.62	3/10/2017
	3/10/2008	140,400	9,600	4.92	3/10/2018
	3/10/2009	103,108	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

(1)	There were no outstanding restricted stock awards as of December 31, 2011 as all previously granted restricted stock awards had vested or been cancelled.

(2)	Except as otherwise noted, each option has a 10-year term, vests at the rate of one-eighth of the underlying shares on the six-month anniversary of the date of grant and the remaining shares vest monthly on a ratable basis for the next 42 months.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Termination without a Change in Control

In November 2004, we entered into an employment agreement with Mr. Watkins in which Mr. Watkins agreed to serve as our Chief Executive Officer. Under that agreement, as amended in December 2007, December 2008, and July 2011, if we terminate Mr. Watkins’s employment without cause or choose not to renew the employment agreement, or Mr. Watkins terminates his employment for good reason, Mr. Watkins will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 24 months; (3) a pro rata bonus payment based on the target bonus for the then-current fiscal year; (4) continued participation in our group health plan for a period of 24 months at our expense, provided that Mr. Watkins is not then eligible to participate in a group health plan of another entity; and (5) an 18-month period, measured from the date of Mr. Watkins’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement. Upon termination, Mr. Watkins’s stock options will immediately vest for those shares that were otherwise scheduled to vest over the 12-month period following the date of termination.

In the event Mr. Watkins’s employment terminates in connection with his death or total disability, either he, his beneficiaries, or estate will be entitled to receive the following payments and benefits: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) a pro rata bonus payment based on the target bonus for the then-current fiscal year; (3) an opportunity to participate in our group health plan for a period of 12 months at his/their sole expense, provided that he/they are not then eligible to participate in a group health plan of another entity; and (4) an 18-month period, measured from the date of Mr. Watkins’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement. Upon termination for death or disability, Mr. Watkins’s stock options will immediately vest for those shares that were otherwise scheduled to vest over the 12-month period following the date of termination.

In March 2010, we entered into an executive agreement with Mr. Southwell, as amended in July 2011, which provides that if we terminate Mr. Southwell’s employment without cause or Mr. Southwell terminates his employment for good reason, Mr. Southwell will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in our group health plan for a period of 12 months at our expense, provided that Mr. Southwell is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Mr. Southwell’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In June 2005, we entered into a letter agreement with Mr. Labinger in which Mr. Labinger agreed to serve as our Executive Vice President and Chief Commercial Officer. As a result of the execution of a new executive agreement by Mr. Labinger in December 2007, as amended in December 2008 and July 2011, the existing severance arrangements for Mr. Labinger were amended to provide that if we terminate Mr. Labinger’s employment without cause or Mr. Labinger terminates his employment for good reason, Mr. Labinger will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in our group health plan for a period of 12 months at our expense, provided that Mr. Labinger is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Mr. Labinger’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In December 2004, we entered into an executive agreement with Dr. Stump, as amended in December 2007, December 2008, and July 2011, which provides that if we terminate Dr. Stump’s employment without cause or Dr. Stump terminates his employment for good reason, Dr. Stump will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in our group health plan for a period of 12 months at our expense, provided that Dr. Stump is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Dr. Stump’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In December 2004, we entered into an executive agreement with Dr. Davis, as amended in December 2007, December 2008, and July 2011, which provides that if we terminate Dr. Davis’s employment without cause or Dr. Davis terminates his employment for good reason, Dr. Davis will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in our group health plan for a period of 12 months at our expense, provided that Dr. Davis is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Dr. Davis’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

The following table shows potential payments to our named executive officers under their employment or executive agreements for various scenarios involving a termination of employment as described above for each named executive officer, other than a termination in connection with a change in control which is discussed below. The data in the table reflects December 31, 2011 as a hypothetical termination date and, where applicable, reflects amounts calculated using the closing price of our common stock of $7.39 (as reported on the NASDAQ Stock Market as of December 31, 2011).

Name	Compensation Element	Termination without Cause or Resignation for Good Reason (before Change in Control)	Non-renewal of Employment Agreement by Company	Non-renewal of Employment Agreement by Executive	Resignation without Good Reason	Death	Disability
H. Thomas Watkins	Base Salary
	Continuation(1)	$1,473,846	$1,473,846	$—	$—	$—	$—
	Pro Rata Bonus(2)	592,000	592,000	592,000	—	592,000	592,000
	Health Benefits(3)	40,131	40,131	—	—	—	—
	Stock Award Vesting Acceleration(4)	937,653	937,653	—	—	937,653	937,653

	Total	$3,043,630	$3,043,630	$592,000	$—	$1,529,653	$1,529,653

David P. Southwell	Base Salary	$448,462	$—	$—	$—	$—	$—
	Continuation(1)
	Pro Rata Bonus(2)	200,000	—	—	—	—	—
	Health Benefits(3)	21,163	—	—	—	—	—
	Stock Award Vesting	—	—	—	—	—	—
	Acceleration(4)

	Total	$669,624	$—	$—	$—	$—	$—

James H. Davis, Ph.D., J.D.	Base Salary	$476,154	$—	$—	$—	$—	$—
	Continuation(1)
	Pro Rata Bonus(2)	225,000	—	—	—	—	—
	Health Benefits(3)	21,163	—	—	—	—	—
	Stock Award Vesting	—	—	—	—	—	—
	Acceleration(4)

	Total	$722,317	$—	$—	$—	$—	$—

Barry A. Labinger	Base Salary	$498,462	$—	$—	$—	$—	$—
	Continuation(1)
	Pro Rata Bonus(2)	250,000	—	—	—	—	—
	Health Benefits(3)	21,099	—	—	—	—	—
	Stock Award Vesting	—	—	—	—	—	—
	Acceleration(4)

	Total	$769,561	$—	$—	$—	$—	$—

David C. Stump, M.D.	Base Salary	$503,462	$—	$—	$—	$—	$—
	Continuation(1)
	Pro Rata Bonus(2)	245,000	—	—	—	—	—
	Health Benefits(3)	18,088	—	—	—	—	—
	Stock Award Vesting	—	—	—	—	—	—
	Acceleration(4)

	Total	$766,549	$—	$—	$—	$—	$—

(1)	Base salary continuation equals 12 months (24 months for Mr. Watkins) of salary payments based on the executive’s annual salary as of December 31, 2011.
(2)	The pro rata bonus payment is the amount of the executive’s annual bonus earned for the prior fiscal year (except for Mr. Watkins, whose pro rata bonus is based on the target bonus of the then-current fiscal year) multiplied by a fraction, the numerator of which is the number of days during the year of his termination that transpired before the date of termination, and the denominator of which is three hundred sixty-five (365).
(3)	Reflects the present value of premiums for 12 months (24 months for Mr. Watkins) for group medical, dental, and vision programs. Amounts are based on the premiums in effect at December 31, 2011 and include tax reimbursement at a marginal tax rate of 40%.
(4)

Aggregate intrinsic value of unvested stock options and stock awards as of December 31, 2011 that are expected to vest on or before December 31, 2012. For stock options, aggregate intrinsic value represents only the value for those options in which the exercise price of the option is less than the market value of our stock on December 31, 2011.

The amounts shown above and the assumptions upon which those amounts are based provide reasonable estimates of the amounts that would have been due to the named executive officers in the event that any of the circumstances described above had occurred on December 31, 2011. The actual amounts due to the named executive officers upon a triggering event will depend upon the actual circumstances and the then-applicable provisions of the relevant employment or executive agreements, stock award agreements and our stock incentive plans.

Termination Upon a Change in Control

In July 1998, we established a Key Executive Severance Plan for our Chief Executive Officer and other key employees, and pursuant to that plan, as amended and restated in December 2008, and amended in July 2011, we entered into agreements with the executive officers. The agreements provide that in the event the executive’s employment is terminated by us or by a successor without cause or by the executive for good reason, in either case within 18 months after a Change in Control (as defined in the Key Executive Severance Plan), we will make a cash payment to the executive equal to 1.5 times the sum of the executive’s annual salary plus average annual bonus (2.0 times in the case of the Chief Executive Officer) and the executive will be entitled to continue to participate in our group medical, dental, life and disability programs for a period of 18 months (24 months in the case of the Chief Executive Officer) at the same rates applicable to the executive during the executive’s employment. In addition, the Key Executive Severance Plan provides that upon a Change in Control, all option grants will vest unless the options are assumed or replaced in connection with the Change in Control and the assumed or replacement options will vest in the event the executive’s employment is terminated without cause or the executive resigns for good reason, in either case within 18 months after the Change in Control. Each executive also agreed to certain confidentiality and non-solicitation provisions as a condition to participation in the Key Executive Severance Plan.

The following table sets forth information with respect to compensation to our named executive officers upon a Change in Control:

Name	Cash Payment(1) ($)	Equity Acceleration(2) ($)	Benefits and Perquisites(3) ($)
H. Thomas Watkins	2,680,000	1,152,855	73,004
David P. Southwell	907,500	—	40,969
James H. Davis, Ph.D., J.D.	1,120,000	345,860	57,860
Barry A. Labinger	1,127,500	345,860	47,875
David C. Stump, M.D.	1,267,500	345,860	48,038

(1)	Cash payment equals the executive’s annual salary as of December 31, 2011 plus their calculated bonus multiplied by the amount indicated in the discussion above. Calculated bonus equals the average of the three prior years’ annual bonuses.
(2)	Aggregate intrinsic value of unvested stock options and stock awards as of December 31, 2011. For stock options, aggregate intrinsic value represents only the value for those options in which the exercise price of the option is less than the market value of our stock on December 31, 2011.
(3)	Reflects the present value of premiums for 18 months (24 months for Mr. Watkins) for group medical, dental, life and disability programs. Amounts are based on the premiums in effect at December 31, 2011 and include tax reimbursement at a marginal tax rate of 40%.

ADDITIONAL INFORMATION

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC and provide us with copies of such reports. We have reviewed such reports received by us and written representations from our directors and executive officers. Based solely on such review, we believe that all ownership reports were timely filed during 2011.